UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of March 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

EDP PURCHASES SHAREHOLDINGS IN

TURBOGÁS AND PORTUGEN

Following the press release of December 13, 2004, EDP – Energias de Portugal, S.A. (“EDP”) informs that, through the exercise of a call option, EDP PARTICIPAÇÕES – S.G.P.S., S.A. (“EDPP”) – a fully owned subsidiary of EDP – has acquired today from NATIONAL POWER INTERNATIONAL HOLDINGS BV (“IPBV”), for a total consideration of €51,984,977.55, a shareholding of 20% in TURBOGÁS – Produtora Energética, S.A. (“TURBOGÁS”) and of 26.667% in PORTUGEN – Energia, S.A. (“PORTUGEN”).

Upon completion of this transaction, EDPP now holds a shareholding of 40% in TURBOGÁS, which other shareholder is IPBV with a shareholding of 60%. In addition, EDPP has become a shareholder of PORTUGEN with a 26.667% shareholding, while the other shareholder is INTERNATIONAL POWER PORTUGAL HOLDINGS S.G.P.S., S.A. with a 73.333% shareholding.

TURBOGÁS was incorporated in 1994 with the sole purpose of carrying out the development, construction and operation of a combined-cycle gas fired power station at Tapada do Outeiro, in Portugal, with a total installed capacity of 990 MW. TURBOGÁS currently sells whole of its production to REN – Rede Eléctrica Nacional S.A., within the Portuguese public supply system, under a long term power purchase agreement. PORTUGEN is the entity in charge of the operation and maintenance of this power station.

EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A.     Sociedade Aberta Sede:    Praça Marquês de Pombal, 12     1250-162 Lisboa     Portugal

Capital Social: € 3.656.537.715     Matrícula: 1805 da C.R.C. Lisboa     Pessoa Colectiva 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated March 16, 2005

EDP - Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer